Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Cream Minerals Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

July 8, 2008.

Item 3.

News Release

The press release was issued on July 16, 2008.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Frank A. Lang
President & CEO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

July 16, 2008.

Not for Distribution in the U.S.A.

CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

July 16, 2008

SX Venture Exchange Symbol:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS COMPLETES PRIVATE PLACEMENT FINANCINGS

Vancouver, BC – July 15, 2008 - Cream Minerals Ltd. (TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that it has completed its two previously announced non-brokered private placement financings.

Non Flow-Through

A total of 1,658,635 non flow-through units (the “NFT Units”) were issued at a price of $0.22 per NFT Unit for gross proceeds of approximately $364,890.  Each NFT Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant (the “NFT Unit Warrant”).  Each NFT Unit Warrant entitles the holder to purchase one additional common share of Cream until July 8, 2009, at the exercise price of $0.25.

Flow-Through

Subscribers to the NFT Unit financing were eligible to participate in a flow through unit (“FT Unit”) financing on a one NFT Units to one FT Unit basis.  Both the NFT Unit and the FT Unit financings were carried out concurrently.

A total of 1,010,800 FT Unit were issued at a price of $0.25 per FT Unit for gross proceeds of $252,700.  Each FT Unit is comprised of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the “FT Unit Warrant”).  Each FT Unit Warrant entitles the holder to purchase one additional non-flow-through common share of Cream until July 8, 2009, at an exercise price of $0.28.

Compensation was paid to certain eligible arm’s-length parties (the "Finders"), where such Finders arrange for subscribers to the private placements, and was comprised of $6,000 in cash and 172,080 units of the Company (the “Finder’s Unit”).  Each Finder’s Unit consists one common share and one non-transferable share purchase warrant (the “Finder’s Unit Warrant”).  Each Finder’s Unit Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Unit Warrant Share”) until July 8, 2009, at an exercise price of $0.25 per Finder’s Unit Warrant Share in relation to 91,000 Finder’s Unit Warrants and $0.28 per Finder’s Unit Warrant Share in relation to 81,080 Finder’s Unit Warrants.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the NFT Unit Warrants, FT Unit Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

The net proceeds from the sale of the NFT Units are to be used for the further exploration and development of the Company’s projects in Mexico (silver-gold) and for working capital.  The proceeds from the sale of FT Units will be used for the exploration of the Company’s projects in Canada.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day expiring November 9, 2008.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President & CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

OR

Catarina Cerqueira, Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.